MSC Industrial Direct Co, Inc.
75 Maxess Road
Melville, New York 11747

February 7, 2011
VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Jay Ingram, Legal Branch Chief

Re:	MSC Industrial Direct Co., Inc.
Form 10-K for the Fiscal Year Ended August 28, 2010 Filed on October 22, 2010 Definitive Proxy Statement on Schedule 14A Filed on December 3, 2010 File No. 001-14130

Ladies and Gentlemen:

On behalf of MSC Industrial Direct Co., Inc., a New York corporation (the “Company”), in response to the additional comment raised in the letter dated February 3, 2011 (the “Second Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, the Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Charles Boehlke

Charles Boehlke
Executive Vice President and Chief Financial Officer